SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Government Properties Income Trust
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

38376A103
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38376A103	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons HRPT Properties Trust
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 9,950,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,950,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,950,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 31.8%1
12.	Type of Reporting Person (See Instructions) OO

1 Percentage is as of January 22, 2010.  As of December 31, 2009, the percent of class represented by amount in Row (9) above was 46.3%.  The decrease through the date of this filing was due to the issuance of additional Common Shares of Beneficial Interest by the Issuer.

CUSIP No. 38376A103	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38376A103	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research Trust
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38376A103	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Barry M. Portnoy
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,250
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,250
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 38376A103	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Adam D. Portnoy
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,250
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,250
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,250
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) Less than 1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 38376A103	13G	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Government Properties Income Trust

Item 1(b).	Address of Issuer's Principal Executive Offices:

400 Centre Street
Newton, Massachusetts  02458

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)	HRPT Properties Trust (“HRP”)

(2)	Reit Management & Research LLC (“RMR”) (the manager of HRP)

(3)	Reit Management & Research Trust (“RMR Trust”) (the sole member of RMR)

(4)	Barry M. Portnoy (a managing trustee of the Issuer, a managing trustee of HRP, the Chairman and a director of RMR and the Chairman, majority beneficial owner and a trustee of RMR Trust)

(5)
Adam D. Portnoy (a managing trustee of the Issuer, a managing trustee of HRP, the President and Chief Executive Officer and a director of RMR and the President and Chief Executive Officer, a beneficial owner and a trustee of RMR Trust)

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the each Reporting Person is:

400 Centre Street
Newton, Massachusetts  02458

Item 2(c).	Citizenship:

HRP is a Maryland real estate investment trust.

RMR is a Delaware limited liability company.

RMR Trust is a Massachusetts business trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common shares of beneficial interest, $.01 par value per share

CUSIP No. 38376A103	13G	Page 8 of 12 Pages

Item 2(e).	CUSIP Number:

38376A103

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________________

Item 4.	Ownership.

(a)      Amount beneficially owned:

HRP beneficially owns 9,950,000 Common Shares of Beneficial Interest of the Issuer, which it acquired in connection with an investment when the Issuer was formed.

Neither RMR nor RMR Trust holds any Common Shares of Beneficial Interest of the Issuer.  RMR, as manager of HRP, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 9,950,000 Common Shares of Beneficial Interest beneficially owned by HRP, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 1,250 Common Shares of Beneficial Interest of the Issuer.  Mr. Adam Portnoy beneficially owns 5,250 Common Shares of Beneficial Interest of the Issuer (of which 3,200 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2013).  In their respective positions with RMR and RMR Trust, described in Item 2(a) above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the

CUSIP No. 38376A103	13G	Page 9 of 12 Pages

9,950,000 Common Shares of Beneficial Interest beneficially owned by HRP, but each disclaims such beneficial ownership.

(b)      Percent of class:

HRP beneficially owns approximately 31.8%2 of the Issuer’s Common Shares of Beneficial Interest.

Each of Mr. Barry Portnoy and Mr. Adam Portnoy beneficially owns less than 1% of the Issuer’s Common Shares of Beneficial Interest, and RMR and RMR Trust beneficially own none of the Issuer’s Common Shares of Beneficial Interest.  Reference is made to Item 4(a) above as to the Issuer’s Common Shares of Beneficial Interest owned by HRP that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Common Shares of Beneficial Interest were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Common Shares of Beneficial Interest would be approximately 31.8%, 31.8%, 31.8% and 31.9%.3

(c)      Number of shares as to which the Reporting Person has:

(i)           Sole power to vote or direct the vote:

HRP:	9,950,000
RMR:	0
RMR Trust:	0
Barry M. Portnoy:	1,250
Adam D. Portnoy:	5,250

      (ii)           Shared power to vote or direct the vote:

HRP:	0
RMR:	0
RMR Trust:	0
Barry M. Portnoy:	0
Adam D. Portnoy:	0

(iii)        Sole power to dispose or to direct the disposition of:

HRP:	9,950,000
RMR:	0
RMR Trust:	0

2 As of December 31, 2009, HRP beneficially owned approximately 46.3% of the Issuer’s Common Shares of Beneficial Interest.

3 As of December 31, 2009, each of RMR, RMR Trust, Mr. Barry Portnoy and Mr. Adam Portnoy may, under applicable regulatory definitions, have been deemed to be beneficially own approximately 46.3% of the Issuer’s Common Shares of Beneficial Interest.

CUSIP No. 38376A103	13G	Page 10 of 12 Pages

Barry M. Portnoy:	1,250
Adam D. Portnoy:	5,250

(iv)       Shared power to dispose or to direct the disposition of:

HRP:	0
RMR:	0
RMR Trust:	0
Barry M. Portnoy:	0
Adam D. Portnoy:	0

Reference is made to Item 4(a) above as to the Issuer’s Common Shares of Beneficial Interest beneficially owned by the Reporting Person which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy and Mr. Adam Portnoy.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38376A103	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2010
(Date)

HRPT PROPERTIES TRUST

/s/ John Popeo
(Signature)

John Popeo, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 38376A103	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit	Description
99(a)	Joint Filing Agreement, dated as of January 26, 2010, by and among HRPT Properties Trust, Reit Management & Research LLC, Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy.